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                                                      SEC FILE NUMBER    1-15695
                                                      CUSIP NUMBER


                          U.S. SECURITIES AND EXCHANGE
                             COMMISSION WASHINGTON,
                                   D.C. 20549

                                 FORM 12b-25 SEC

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                  For Period Ended:   June 30, 2004


[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

 For the Transition Period Ended: _______________________


Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type

Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

         Full Name of Registrant:            AVITAR, INC.
         Former Name if Applicable:

         65 Dan Road
         Address of Principal Executive Office (Street and Number):
         ---------------------------------------------------------

         Canton, Massachusetts 02021
         ---------------------------------------------------------
         City, State and Zip Code:

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - Narrative



         State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, N-SAR or transition report could not be filed within the prescribed time period.

          As a result of the accounting treatment of a financing completed during the quarter, the Registrant has been unable to assemble all of the materials necessary to effect the filing without unreasonable effort or expense.

PART IV - Other Information



(1) Name and telephone number of person to contact in regard to this notification: Eugene Cronin, Esq. (212) 925-2800

(2)      Have all other period reports required under      [x] Yes  [ ]No
         section 13 or 15(d) of the Securities Exchange
         Act of 1934 or section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

(3) Is it anticipated that any significant change [X] Yes [ ]No in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         The Registrant's consolidated revenues and the range of net losses during the fiscal quarter ended June 30, 2004 were $967,292 and $(801,000) to ($1,136,000) compared with consolidated revenues and net losses of $995,511 and $(1,060,529) during the comparable period last year.

                                  AVITAR, INC.
-------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date:  August 16, 2004              By:/S/ JAY  C. LEATHERMAN, Jr.
                                    --------------------------------
                                    Jay C. Leatherman, Jr.
                                    Chief Financial Officer
                                    (Principal Accounting and
                                    Financial Officer)




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).